

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 18, 2010

John. B. Toher
Vice President and Corporate Controller
Schawk, Inc.
1695 South River Road
Des Plaines, Illinois 60018

> **Re:** **Schawk, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **Schedule 14A**
> **Filed April 20, 2010**
> **File No. 01-09335**

Dear Mr. Toher:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief